Exhibit 99.1

Mountain Province Diamonds Announces Non-Brokered Private Placement

Shares Issued and Outstanding: 94,522,151
TSX: MPV
NYSE MKT: MDM

TORONTO AND NEW YORK, Nov. 11, 2013 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NYSE MKT: MDM) today announced that the Company is undertaking a non-brokered private placement to raise approximately C$25 million through the placement of common shares at a price of C$5 per share. The Company's major shareholder, Bottin (International) Investments Ltd. (controlled by Dermot Desmond), has advised that they will be subscribing for common shares under the private placement.

The proceeds of the private placement will be used to support the Company's share of initial capital expenditures at the Gahcho Kué project, the 2014 Tuzo Deep drill program and for general corporate purposes.

The private placement is expected to close on or before November 22, 2013, and is subject to regulatory approval.

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué JV located at Kennady Lake in Canada's Northwest Territories. The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 31.3 million tonnes grading 1.57 carats per tonne for total diamond content of 49 million carats.

Gahcho Kué is the world's largest and richest new diamond development project. A December 2010 feasibility study filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 33.9%.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

SOURCE: Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
161 Bay Street, Suite 2315
Toronto, Ontario M5J 2S1

Phone: (416) 361-3562

www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 08:47e 11-NOV-13